FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1997, OR
                          -----------------
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________________ to ______________________

Commission File No.      0-12870


         THE FIRST NATIONAL BANK OF WEST CHESTER RETIREMENT SAVINGS PLAN
         ---------------------------------------------------------------
                            (full title of the plan)

                         FIRST WEST CHESTER CORPORATION
                         ------------------------------
          (Name of Issuer of the securities held pursuant to the plan)

              9 North High Street, West Chester, Pennsylvania 19380
              -----------------------------------------------------
                    (Address of principal executive offices)

                              REQUIRED INFORMATION

1. The following financial statements are filed as part of this report and included after the signature page hereof:

         (a) Audited statements of net assets available for benefits as of the end of the latest two fiscal years of the plan (December 31, 1997 and 1996).

         (b) An audited statement of changes in net assets available for benefits, and supplemental schedules for each of the latest three fiscal years of the plan (1997, 1996 & 1995).

2. Exhibit. The following exhibit is filed with this Report:

Exhibit No.                    Description
-----------                    -----------
   23.1                Consent of Ogorek & Graham         1997 and 1996 Reports

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                THE  FIRST  NATIONAL  BANK OF
                                                WEST  CHESTER - 401(k) PLAN


DATE      June 26, 1998                          BY:/s/William D. Wagenmann, Jr.
          -------------                          -------------------------------

                                                    William D. Wagenmann, Jr.
                                                    Plan Administrator

                                THE FIRST NATIONAL BANK OF WEST CHESTER -
                                         RETIREMENT SAVINGS PLAN

                                       AUDITED FINANCIAL STATEMENTS

                                        DECEMBER 31, 1997 AND 1996

                                    CONTENTS
                                    --------
                                                                       PAGE
                                                                       ----
INDEPENDENT AUDITORS' REPORT                                             1

AUDITED FINANCIAL STATEMENTS

         Statements of Net Assets Available
           for Benefits                                                  2

         Statements of Changes in Net Assets
                    Available for Benefits                               3

         Notes to Financial Statements                                  4-7


OTHER FINANCIAL INFORMATION

         Supplemental Schedules                                         8-13

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Board of Trustees of
The First National Bank of West Chester -
Retirement Savings Plan
West Chester, PA  19381


We have audited the accompanying statements of net assets available for benefits of The First National Bank of West Chester - Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits, and supplemental schedules for the years then ended. These financial statements and supplemental schedules are the responsibility of the Trustees of The First National Bank of West Chester - Retirement Savings Plan. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedules referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.




                                                              OGOREK & GRAHAM
                                                    CERTIFIED PUBLIC ACCOUNTANTS



June  9, 1998

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1997 AND 1996


              ASSETS                                                       1997                   1996
              ------                                                       ----                   ----

Investments, at fair value
     Mutual funds                                                        $1,891,707             $1,106,209
     Bank certificates of deposit                                           485,000                400,000
     Common stock                                                         1,587,960                989,433
      Notes receivable                                                       42,687                    -
                                                                          ---------              ---------



          TOTAL INVESTMENTS                                               4,007,354              2,495,642
                                                                          ---------              ---------


Receivables
     Employer's fixed contributions                                         205,085                185,810
     Employees' contributions                                                15,416                  8,435
     Employer matching contribution                                           8,754                    -
     Accrued interest income                                                  4,271                  2,458
     Accrued dividend income                                                 15,224                  8,665
                                                                          ---------              ---------

          TOTAL RECEIVABLES                                                 248,750                205,368
                                                                          ---------              ---------

Cash and cash equivalents                                                   119,002                137,972
                                                                          ---------              ---------
          TOTAL ASSETS                                                    4,375,106              2,838,982
                                                                          ---------              ---------

                   LIABILITIES
Advance employer match contribution                                              -                   2,498
                                                                          ---------              ---------


          TOTAL LIABILITIES                                                      -                   2,498
                                                                          ---------              ---------

NET ASSETS AVAILABLE FOR BENEFITS                                        $4,375,106             $2,836,484
                                                                         ==========             ==========


--------------------------------
The accompanying notes are an integral
part of these financial statements.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   INVESTMENT INCOME                                                          1997                    1996
                                                                         --------------           -----------

       Net appreciation/(depreciation) in
        fair value of investments                                          $  629,458             $  163,181
       Interest                                                                37,400                 29,001
       Dividends                                                              175,759                 91,752

            TOTAL INVESTMENT INCOME                                           842,617                283,934
                                                                            ---------              ---------

CONTRIBUTIONS
        Employer fixed contribution                                           205,085                185,810
        Employer                                                              169,084                129,514
        Employee                                                              291,962                200,295
        Rollovers                                                              93,990                168,707
                                                                            ---------              ---------
            TOTAL CONTRIBUTIONS                                               760,121                684,326
                                                                            ---------              ---------

            TOTAL ADDITIONS                                                 1,602,738                968,260
                                                                            ---------              ---------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
        Benefits paid to participants                                          64,116                137,523
                                                                            ---------              ---------
            TOTAL DEDUCTIONS                                                   64,116                137,523


            NET INCREASE                                                    1,538,622                830,737

NET ASSETS AVAILABLE FOR BENEFITS

            BEGINNING OF YEAR                                               2,836,484              2,005,747
                                                                            ---------              ---------

            END OF YEAR                                                    $4,375,106             $2,836,484
                                                                            =========              =========


The accompanying notes are an integral part of these financial statements.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996



NOTE A - DESCRIPTION OF PLAN


The following brief description of The First National Bank of West Chester - Retirement Savings Plan is provided for general purpose only. Members should refer to the Plan agreement for more complete information.

GENERAL

Effective January 1, 1995, the Plan has been amended and restated in its entirety. The Plan sponsor has amended the Plan to include a 401(K) Plan with a regular fixed contribution. The 401 (K) Plan name has been changed to the Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

MEMBERSHIP IN THE PLAN

Each employee who was participating in the prior plan on December 31, 1994, shall automatically continue as a member. Each other employee who is an eligible employee as of the effective date shall become a member of the Plan on such date.

Eligible employee for purposes of 401(K) deferrals means any employee who has been employed for at least one continuous year and is scheduled to complete 1,000 hours of service during each plan year. During 1997, the 401(k) deferral requirement has been reduced to 90 days of service.

EMPLOYER FIXED CONTRIBUTIONS

Each plan year the employer shall contribute an additional contribution to the fund on account of each member equal to 3% of the member's compensation up to $30,000, plus 6% of the member's compensation in excess of $30,000 of the member's compensation. The contribution shall only be made for members who have completed one year of service, are employed on the last day of the plan year and complete 1,000 hours of service during the plan year. The contribution for a member shall be made whether or not a basic contribution was made for such member.

MEMBER ACCOUNTS

All contributions by or on behalf of a member shall be deposited to the appropriate account established for each member. As of each valuation date, the accounts of each member shall be adjusted to reflect any realized and unrealized gains or losses and income or expense of the fund according to nondiscriminatory procedures uniformly applied based on the value of the member's accounts as of the preceding valuation date.

CONTRIBUTIONS

Each member may authorize the employer to reduce his compensation by any whole percentage up to 15%. Each eligible employee shall file a written election form with the Plan administrator specifying the portion of his compensation that is to be contributed to the plan as a basic contribution.

The employer shall make a matching contribution for each member which shall equal $0.75 for each $1.00 allocated to such member's basic contribution up to 5% of the member's eligible compensation. The amount of employer matching contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to members giving them the opportunity to change their elective deferral percentage.

VESTING

A member shall have a fully vested interest in his basic  contribution  account,
matching  contribution  account,   additional  fixed  contribution  account  and
rollover account at all times.

PAYMENT OF BENEFITS

On termination of service, a member may elect to receive either a lump-sum amount or installments over a period not to exceed ten years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

If available, quoted market prices are used to value investments. Employer securities contributed to the plan shall be valued at a price which, in the judgement of the Plan administrator, does not exceed the fair market of such securities. The determination of fair market value shall be made in good faith by the Plan administrator.

CASH AND CASH EQUIVALENTS

For purposes of these financial statements, the Plan considers all money market funds to be cash equivalents.

NOTE C - INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of those investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                              December 31, 1997
                                                                              -----------------
Investments at Fair Value as                                      Number of
Determined by Quoted Market Price                                   Shares                 Fair Value
---------------------------------                                   ------                 ----------

Vanguard Index Trust 500                                             1,399                 $  126,024
Fidelity Equity Income II                                           24,552                    663,144
Fidelity Emerging Markets fund                                       3,051                     29,286
Fidelity Advisor Growth Opportunties Fund                           22,164                    939,080
T Rowe Price                                                         9,998                    134,173
Bank certificates of deposit                                           -                      485,000
First West Chester Corp                                             48,120                  1,587,960
Notes receivable                                                       -                       42,687
                                                                                            ---------

         TOTAL INVESTMENTS                                                                 $4,007,354
                                                                                           ==========


                                                                           December 31, 1996
                                                                           -----------------
Investments at Fair Value as                                    Number of
 Determined by Quoted Market Price                                Shares                   Fair Value
 ---------------------------------                                ------                   ----------

Fidelity Equity Income II                                         16,182                   $  384,332
Fidelity Emerging Markets Fund                                     3,953                       65,695
Fidelity Advisor Growth Opportunities Fund                        16,857                      593,856
T Rowe Price International Stock Fund                              4,516                       62,326
Bank certificates of deposit                                         -                        400,000
First West Chester Corp.                                          32,308                      989,433
                                                                                            ---------

     TOTAL INVESTMENTS                                                                     $2,495,642
                                                                                           ==========

During the years  ended  December  31,  1997 and 1996,  the  Plan's  investments
(including    investments    bought,    sold   and   held   during   the   year)
appreciated/(depreciated) in value as follows:

                                                                  1997                         1996
                                                               ----------                   ----------

Investments at Fair Value as
 Determined by Quoted Market Price
     Mutual funds                                               $169,412                    $  87,136

Investments at Estimated Fair Value
     Common stock                                                460,046                       76,045
                                                                 -------                     --------

         Net appreciation/(depreciation) in fair value          $629,458                    $ 163,181
                                                                ========                     ========

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the employer has the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. In the event of Plan termination, participants, as stated, are 100% vested in their accounts.

NOTE E - TAX STATUS

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

                           OTHER FINANCIAL INFORMATION

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997


Face Value                                                                                              Fair
or Shares                       Description                                        Cost                 Value
---------                       -----------                                        ----                 -----

                           Mutual Funds
                              Fidelity Advisor Growth
22163.785                      Opportunity Fund                               $   752,818          $   939,080
                              Fidelity Emerging Markets
 3050.665                     Fund                                                 50,082               29,286
                              Fidelity Equity Income II
24551.797                      Fund                                               567,095              663,144
                             T Rowe Price International
 9997.986                     Stock Fund                                          137,462              134,173
                             Vanguard Index
 1399.181                     Trust 500                                           127,119              126,024
                                                                               ----------           ----------

                           Total Mutual Funds                                 $1,634,576           $ 1,891,707
                                                                              ==========           ===========

                           Common Stocks
48,120                        First West Chester Corp.                        $  923,259           $ 1,587,960
                                                                               ---------            ----------

                           Total Common Stocks                                $  923,259           $ 1,587,960
                                                                              ==========           ===========

30,000                        Certificate of Deposit                             $30,000           $    30,000
                                6.00   07/07/99
20,000                        Certificate of Deposit                              20,000                20,000
                                6.00   08/22/99
20,000                        Certificate of Deposit                              20,000                20,000
                                6.65   12/30/99
20,000                        Certificate of Deposit                              20,000                20,000
                                6.80    03/23/00
25,000                        Certificate of Deposit                              25,000                25,000
                                6.75    05/25/00
20,000                        Certificate of Deposit                              20,000                20,000
                                6.30    07/25/00
20,000                        Certificate of Deposit                              20,000                20,000
                                6.20    08/31/00
20,000                        Certificate of Deposit                              20,000                20,000
                                6.20    09/21/00
20,000                        Certificate of Deposit                              20,000                20,000
                                6.05    12/18/00


----------------------------
See accompanying auditor's report.
                                       -8-

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 1997


Face Value                                                                                               Fair
 or Shares                   Description                                             Cost                Value
 ---------                   -----------                                             ----                -----

10,000                       Certificate of Deposit                                 10,000              10,000
                                5.90   01/11/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.06   07/16/01
15,000                        Certificate of Deposit                                15,000              15,000
                                6.06   08/23/01
15,000                        Certificate of Deposit                                15,000              15,000
                                6.09   10/03/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   11/19/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   12/18/01
50,000                        Certificate of Deposit                                50,000              50,000
                                6.10   01/16/02
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   02/11/02
15,000                        Certificate of Deposit                                15,000              15,000
                               6.10    03/03/02
65,000                        Certificate of Deposit                                65,000              65,000
                                6.30   04/16/02
15,000                        Certificate of Deposit                                15,000              15,000
                                6.16   06/30/02
30,000                        Certificate of Deposit                                30,000              30,000
                                6.10   07/14/02
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   10/03/02
25,000                        Certificate of Deposit                                25,000              25,000
                                                                                  --------            --------
                                6.00   12/16/02

                            Total Certificates of Deposit                        $ 485,000           $  485,000
                                                                                 =========            =========

                            Cash and Cash Equivalents
                                Money Market Obligations                         $ 118,436           $  118,436
                                Cash on hand                                            56                  566
                                                                                  --------            ---------

                            TOTAL CASH AND
                              CASH EQUIVALENTS                                   $  119,002          $  119,002
                                                                                 ==========          ==========

----------------------------
See accompanying auditor's report.
                                       -9-

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1996

Face Value                                                                                               Fair
 or Shares                          Description                                      Cost                Value
 ---------                          -----------                                      ----                -----

                             Mutual Funds
16856.543                     Fidelity Advisor Growth                           $   523,431         $   593,856
                               Opportunity Fund
 3952.742
                              Fidelity Emerging Markets                              63,711              65,695
                               Fund
16182.395                     Fidelity Equity Income II                             345,455             384,332
                               Fund
 4516.432                    T Rowe Price International                              59,990              62,326
                                                                                 ----------          ----------
                               Stock Fund

                             Total Mutual Funds                                 $   992,587         $ 1,106,209
                                                                                ===========         ===========

                             Common Stocks
32,308                        First West Chester Corp.                          $  761,488           $    989,433
                                                                                ----------           ------------

                             Total Common Stocks                                $  761,488           $    989,433
                                                                                ==========           ============

                              Bank  Certificates of Deposit
10,000                        Certificate of Deposit                            $   10,000           $   10,000
                                5.75   02/28/97
10,000                        Certificate of Deposit                                10,000               10,000
                                5.75   06/02/97
10,000                        Certificate of Deposit                                10,000               10,000
                                5.83   07/19/98
10,000                        Certificate of Deposit                                10,000               10,000
                                5.83    08/18/98
30,000                        Certificate of Deposit                                30,000               30,000
                                6.00    07/07/99
20,000                        Certificate of Deposit                                20,000               20,000
                                6.00    08/22/99
20,000                        Certificate of Deposit                                20,000               20,000
                                6.65    12/30/99
20,000                        Certificate of Deposit                                20,000               20,000
                                6.80    03/23/00
25,000                        Certificate of Deposit                                25,000               25,000
                                6.75    05/25/00

----------------------------
See accompanying auditor's report

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 1996


Face Value                                                                                          Fair
  or Shares                   Description                                          Cost             Value
-----------                   -----------                                          ----             -----

20,000                        Certificate of Deposit                             20,000             20,000
                                6.30  07/25/00
20,000                        Certificate of Deposit                             20,000             20,000
                                6.20  08/31/00
20,000                        Certificate of Deposit                             20,000             20,000
                                6.20  09/21/00
20,000                        Certificate of Deposit                             20,000             20,000
                                6.05  12/18/00
10,000                        Certificate of Deposit                             10,000             10,000
                                5.90  01/11/01
20,000                        Certificate of Deposit                             20,000             20,000
                                5.80  02/21/01
40,000                        Certificate of Deposit                             40,000             40,000
                                5.0  02/28/01
35,000                        Certificate of Deposit                             35,000             35,000
                               5.60  03/28/01
10,000                        Certificate of Deposit                             10,000             10,000
                                6.06  07/16/01
15,000                        Certificate of Deposit                             15,000             15,000
                                6.06  08/23/01
15,000                        Certificate of Deposit                             15,000             15,000
                                6.09  10/03/01
10,000                        Certificate of Deposit                             10,000             10,000
                                6.10  11/19/01
10,000                        Certificate of Deposit                             10,000             10,000
                                                                                 ------             ------
                                6.10  12/10/01

                           Total Certificates of Deposit                       $400,000           $400,000
                                                                               ========           ========

                           Cash and Cash Equivalents
                              Money Market Obligations                         $137,638           $137,638
                              Cash on hand                                          334                334

                                    TOTAL CASH AND
                                       CASH EQUIVALENTS                        $137,972           $137,972
                                                                               ========           ========

----------------------------
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                              Purchase                   Sales            Realized
Description                                                     Price                   Proceeds         Gain/(Loss)
-----------                                                     -----                   --------         -----------

Series of transactions in one issue
First West Chester Corp.
  Shares purchased 5,381                                      $  176,425                $   -            $    -
 Fidelity Advisor Growth Opp.
  Shares purchased 11328.756                                     203,255                    -                 -
 Fidelity Equity Income II
  Shares purchased 10082.569                                      175,912                   -                 -
Vanguard Index Trust 500                                          142,872                   -                 -
Money Market obligations
   $1.00/sh                                                     1,026,763                   -                 -
Money Market obligations
   $1.00/sh                                                     1,045,966              1,045,966              -




















----------------------------
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                 Purchase             Sale                Realized
Description                                                      Price              Proceeds            Gain/(Loss)
-----------                                                      -----              --------            -----------

Series of transactions in one issue
  Fidelity Advisor Growth Opp.
   Shares purchased 8,467                                     $  252,740          $         -             $     -
   Shares sold 4,509                                              91,895               133,151              41,256
   Fidelity Advisor Growth Opp.
   Shares purchased 11328,756                                    374,570                    -                   -
  Fidelity Equity Income II
   Shares purchased 10082.569                                    228,058                    -                   -
  Money market obligations
    $1.00/sh                                                     945,560                    -                   -
  Money market obligations
   $1.00/sh                                                    1,022,909             1,022,909                  -



















----------------------------
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

                                    CONTENTS
                                    --------

                                                                          PAGE
                                                                          ----
INDEPENDENT AUDITORS' REPORT                                               1

AUDITED FINANCIAL STATEMENTS

         Statements of Net Assets Available
           for Benefits                                                    2

         Statements of Changes in Net Asset
           Available for Benefits                                          3

         Notes to Financial Statements                                   4 - 7


OTHER FINANCIAL INFORMATION

         Supplemental Schedules                                          8 - 13

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Trustees of
The First National Bank of West Chester -
Retirement Savings Plan
West Chester, PA  19381


We have audited the accompanying statements of net assets available for benefits of The First National Bank of West Chester - Retirement Savings Plan as of December 31, 1996 and 1995, the related statements of changes in net assets available for benefits, and supplemental schedules for the years then ended. These financial statements and supplemental schedules are the responsibility of the Trustees of The First National Bank of West Chester - Retirement Savings Plan. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedules referred to above present fairly, in all material respects, the net assets of the Retirement Savings Plan as of December 31, 1996 and 1995, and the changes in net assets for the years then ended in conformity with generally accepted accounting principles.




                                                            OGOREK & GRAHAM
                                                    CERTIFIED PUBLIC ACCOUNTANTS


June 11, 1997

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1996 AND 1995


           ASSETS                                  1996                  1995
                                                 ---------            ----------


Investments, at fair value
     Mutual funds                               $1,106,209           $   465,462
     Bank certificates of deposit                  400,000               345,000
     Common stock                                  989,433               793,800
                                                 ---------            ----------

          TOTAL INVESTMENTS                      2,495,642             1,604,262
                                                 ---------            ----------

Receivables
     Employer's fixed contributions                185,810               173,584
     Employees' contributions                        8,435                 7,838
     Accrued interest income                         2,458                 2,509
     Accrued dividend income                         8,665                 7,163
                                                 ---------            ----------

          TOTAL RECEIVABLES                        205,368               191,094
                                                 ---------            ----------

Cash and cash equivalents                          137,972               214,987
                                                 ---------            ----------

          TOTAL ASSETS                           2,838,982             2,010,343
                                                 ---------            ----------


                     LIABILITIES
Accrued Federal withholding                             -                  3,169
Advance employer match contribution                  2,498                 1,427
                                                 ---------            ----------

           TOTAL LIABILITIES                         2,498                 4,596
                                                 ---------            ----------


NET ASSETS AVAILABLE FOR BENEFITS              $ 2,836,484           $ 2,005,747
                                                ==========            ==========








______________________________________
The accompanying notes are an integral
part of these financial statements.
                                       -2-

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   INVESTMENT INCOME                                   1996               1995
                                                    ---------          ---------

       Net appreciation/(depreciation) in
         fair value of investments                 $  163,181         $  231,671
       Interest                                        29,001             21,815
       Dividends                                       91,752             37,011
                                                    ---------          ---------

            TOTAL INVESTMENT INCOME                   283,934            290,497
                                                    ---------          ---------

     CONTRIBUTIONS
        Employer fixed contribution                   185,810            173,584
        Employer                                      129,514            119,956
        Employee                                      200,295            183,818
        Rollovers                                     168,707            205,810
                                                    ---------          ---------

            TOTAL CONTRIBUTIONS                       684,326            683,168
                                                    ---------          ---------

            TOTAL ADDITIONS                           968,260            973,665
                                                    ---------          ---------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
        Benefits paid to participants                 137,523             63,506
                                                    ---------          ---------
            TOTAL DEDUCTIONS                          137,523             63,506
                                                    ---------          ---------

            NET INCREASE                              830,737            910,159

NET ASSETS AVAILABLE FOR BENEFITS

            BEGINNING OF YEAR                       2,005,747          1,095,588
                                                    ---------          ---------

            END OF YEAR                            $2,836,484         $2,005,747
                                                    ---------          ---------







______________________________________
The accompanying notes are an integral
part of these financial statements.
                                       -3-

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995



NOTE A - DESCRIPTION OF PLAN


     The following brief  description of The First National Bank of West Chester
     - Retirement Savings Plan is provided for general purpose only. Members should refer to the Plan agreement for more complete information.

     GENERAL

     Effective January 1, 1995, the Plan has been amended and restated in its entirety. The Plan sponsor has amended the Plan to include a 401(K) Plan with a regular fixed contribution. The 401 (K) Plan name has been changed to the Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     MEMBERSHIP IN THE PLAN

     Each employee who was participating in the prior plan on December 31, 1994, shall automatically continue as a member. Each other employee who is an eligible employee as of the effective date shall become a member of the Plan on such date.

     Eligible employee for purposes of 401(K) deferrals means any employee who has been employed for at least one continuous year and is scheduled to complete 1,000 house of service during each plan year.

     EMPLOYER FIXED CONTRIBUTIONS

     Each plan year the employer shall contribute an additional contribution to the fund on account of each member equal to 3% of the member's compensation up to $30,000, plus 6% of the member's compensation in excess of $30,000 of the member's compensation. The contribution shall only be made for members who have completed one year of service, are employed on the last day of the plan year and complete 1,000 hours of service during the plan year. The contribution for a member shall be made whether or not a basic contribution was made for such member.

     MEMBER ACCOUNTS

     All contributions by or on behalf of a member shall be deposited to the appropriate account established for each member. As of each valuation date, the accounts of each member shall be adjusted to reflect any realized and unrealized gains or losses and income or expense of the fund according to nondiscriminatory procedures uniformly applied based on the value of the member's accounts as of the preceding valuation date.

     CONTRIBUTIONS

     Each member may authorize the employer to reduce his compensation by any whole percentage up to 15%. Each eligible employee shall file a written election form with the Plan administrator specifying the portion of his compensation that is to be contributed to the plan as a basic contribution.

     The employer shall make a matching contribution for each member which shall equal $0.75 for each $1.00 allocated to such member's basic contribution up to 5% of the member's eligible compensation. The amount of employer matching contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to members giving them the opportunity to change their elective deferral percentage.

     VESTING

     A member shall have a fully vested interest in his basic contribution account, matching contribution account, additional fixed contribution account and rollover account at all times.

     PAYMENT OF BENEFITS

     On termination of service, a member may elect to receive either a lump-sum amount or installments over a period not to exceed ten years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS

     If available, quoted market prices are used to value investments. Employer securities contributed to the plan shall be valued at a price which, in the judgement of the Plan administrator, do not exceed the fair market of such securities. The determination of fair market value shall be made in good faith by the Plan administrator.

     CASH AND CASH EQUIVALENTS

     For purposes of these financial statements, the Plan considers all money market funds to be cash equivalents.

NOTE C - INVESTMENTS

     The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of those investments. Investments that represent 5% or more of the Plan's net assets are separately identified.


                                                          December 31, 1996
                                                    ----------------------------
     Investments at Fair Value as                   Number of
      Determined by Quoted Market Price              Shares           Fair Value
                                                    ---------         ----------
     Fidelity Equity Income II                       16,182           $  384,332
     Fidelity Emerging Markets Fund                   3,953               65,695
     Fidelity Advisor Growth Opportunities Fund      16,857              593,856
     T Rowe Price International Stock Fund            4,516               62,326
     Bank certificates of deposit                        -               400,000
     First West Chester Corp.                        32,308              989,433
                                                                       ---------

          TOTAL INVESTMENTS                                           $2,495,642
                                                                       =========

                                                          December 31, 1995
                                                    ----------------------------
     Investments at Fair Value as                   Number of
      Determined by Quoted Market Price              Shares           Fair Value
                                                    ---------         ----------
     Fidelity Equity Income II                        6,871           $  147,252
     Fidelity Emerging Markets Fund                   4,773               73,210
     Fidelity Advisor Growth Opportunities Fund       7,761              245,000
     Bank certificates of deposit                        -               345,000
     First West Chester Corp.                        28,350              793,800


          TOTAL INVESTMENTS                                           $1,604,262
                                                                       =========
During the years  ended  December  31,  1996 and 1995,  the  Plan's  investments
(including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

                                                    1996                  1995
                                                 ----------            ---------
     Investments at Fair Value as
      Determined by Quoted Market Price
        Mutual funds                              $  87,136           $   67,184

     Investments at Estimated Fair Value
        Common stock                                 76,045              164,487
                                                   --------            ---------

         Net appreciation/(depreciation)
          in fair value                           $ 163,181           $  231,671
                                                   ========            =========

NOTE D - PLAN TERMINATION

     Although it has not expressed any intent to do so, the employer has the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. In the event of Plan termination, participants, as stated, are 100% vested in their accounts.

NOTE E - TAX STATUS

     The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

                           OTHER FINANCIAL INFORMATION

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1996

Face Value                                                                                            Fair
or Shares                   Description                                           Cost                Value
---------                   -----------                                           ----                -----
                             Mutual Funds
16856.543                    Fidelity Advisor Growth                         $   523,431         $   593,856
                               Opportunity Fund
 3952.742                    Fidelity Emerging Markets                            63,711              65,695
                               Fund
16182.395                     Fidelity Equity Income II                          345,455             384,332
                               Fund
 4516.432                    T Rowe Price International                           59,990              62,326
                                                                              ----------           ---------
                             Stock Fund

                             Total Mutual Funds                              $   992,587          $1,106,209
                                                                              ===========          =========

                             Common Stocks
32,308                       First West Chester Corp.                        $   761,488          $  989,433
                                                                              ----------           ---------

                             Total Common Stocks                             $   761,488          $  989,433
                                                                              ==========           =========


                             Bank of Certificates of Deposit
10,000                        Certificate of Deposit                              10,000              10,000
                                5.75   02/28/97
10,000                        Certificate of Deposit                              10,000              10,000
                                5.75   06/02/97
10,000                        Certificate of Deposit                              10,000              10,000
                                5.83   07/19/98
10,000                        Certificate of Deposit                              10,000              10,000
                                5.83    08/18/98
30,000                        Certificate of Deposit                              30,000              30,000
                                6.00    07/07/99
20,000                        Certificate of Deposit                              20,000              20,000
                                6.00    08/22/99
20,000                        Certificate of Deposit                              20,000              20,000
                                6.65    12/30/99
20,000                        Certificate of Deposit                              20,000              20,000
                                6.80    03/23/00
25,000                        Certificate of Deposit                              25,000              25,000
                                6.75    05/25/00

_________________________________
See accompanying auditor's report.
                                       -8-

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 1996

Face Value                                                                                               Fair
or Shares                         Description                                        Cost               Value
---------                         -----------                                        ----               -----
20,000                        Certificate of Deposit                                20,000              20,000
                                6.30  07/25/00
20,000                        Certificate of Deposit                                20,000              20,000
                                6.20  08/31/00
20,000                        Certificate of Deposit                                20,000              20,000
                                6.20  09/21/00
20,000                        Certificate of Deposit                                20,000              20,000
                                6.05  12/18/00
10,000                        Certificate of Deposit                                10,000              10,000
                                5.90  01/11/01
20,000                        Certificate of Deposit                                20,000              20,000
                                5.80  02/21/01
40,000                        Certificate of Deposit                                40,000              40,000
                                5.0  02/28/01
35,000                        Certificate of Deposit                                35,000              35,000
                               5.60  03/28/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.06  07/16/01
15,000                        Certificate of Deposit                                15,000              15,000
                                6.06  08/23/01
15,000                        Certificate of Deposit                                15,000              15,000
                                6.09  10/03/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10  11/19/01
10,000                        Certificate of Deposit                                10,000              10,000
                                                                                   -------             -------
                                6.10  12/10/01

                              Total Certificates of Deposit                       $400,000            $400,000
                                                                                   =======             =======

                              Cash and Cash Equivalents
                                Money Market Obligations                          $137,638            $137,638
                                Cash on hand                                           334                 334
                                                                                   -------             -------

                             TOTAL CASH AND
                               CASH EQUIVALENTS                                   $137,972            $137,972
                                                                                   =======             =======

_________________________________
See accompanying auditor's report.
                                       -9-

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1995

Face Value                                                                                            Fair
 or Shares                     Description                                         Cost               Value
----------                     -----------                                         ----               -----
                             Mutual Funds
7760.541                      Fidelity Advisor Growth
                               Opportunity Fund                                 $208,347            $245,000
4772.5317                     Fidelity Emerging markets
                               Fund                                               84,981              73,210
6871.3284                     Fidelity Equity Income II
                               Fund                                              132,046             147,252
                                                                                 -------             -------

                             Total Mutual Funds                                 $425,374            $465,462
                                                                                 =======             =======

                             Common Stocks
28,350                        First West Chester Corp.                          $600,643            $793,800
                                                                                 -------             -------

                             Total Common Stocks                                $600,643            $793,800
                                                                                 =======             =======

                             Bank Certificates of Deposit
10,000                         Certificate of Deposit                             10,000              10,000
                                 7.13  03/21/96
10,000                         Certificate of Deposit                             10,000              10,000
                                 7.36  08/06/96
10,000                         Certificate of Deposit                             10,000              10,000
                                 5.28  09/21/96
10,000                         Certificate of Deposit                             10,000              10,000
                                6.21   12/18/96
10,000                         Certificate of Deposit                             10,000              10,000
                                5.75   02/28/97
10,000                         Certificate of Deposit                             10,000              10,000
                                5.75  06/02/97
10,000                         Certificate of Deposit                             10,000              10,000
                                5.75   07/21/97
10,000                         Certificate of Deposit                             10,000              10,000
                                5.28   10/30/97
10,000                         Certificate of Deposit                             10,000              10,000
                                5.28   12/03/97
10,000                         Certificate of Deposit                             10,000              10,000
                                5.37   01/13/98
10,000                         Certificate of Deposit                             10,000              10,000
                                5.45   02/12/98

_________________________________
See accompanying auditor's report.
                                      -10-

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 1995

Face Value                                                                                              Fair
or Shares                          Description                                    Cost                  Value
---------                          -----------                                    ----                  -----
10,000                         Certificate of Deposit                             10,000                10,000
                                  5.54   03/03/98
10,000                         Certificate of Deposit                             10,000                10,000
                                  5.83  07/19/98
10,000                         Certificate of Deposit                             10,000                10,000
                                  5.83   08/18/98
10,000                         Certificate of Deposit                             10,000                10,000
                                  4.73   11/02/98
30,000                         Certificate of Deposit                             30,000                30,000
                                  6.00    07/07/99
20,000                         Certificate of Deposit                             20,000                20,000
                                  6.00    08/22/99
20,000                         Certificate of Deposit                             20,000                20,000
                                  6.65    12/30/99
20,000                         Certificate of Deposit                             20,000                20,000
                                 6.80     03/23/00
25,000                         Certificate of Deposit                             25,000                25,000
                                 6.75     05/25/00
20,000                         Certificate of Deposit                             20,000                20,000
                                 6.30     00/25/00
20,000                         Certificate of Deposit                             20,000                20,000
                                 6.20     08/31/00
20,000                         Certificate of Deposit                             20,000                20,000
                                           6.20     09/21/00
20,000                         Certificate of Deposit                             20,000                20,000
                                                                                  ------                ------
                                 6.05     12/18/00

                              Total Certificates of Deposit                     $345,000              $345,000
                                                                                 =======               =======

                              Cash and Cash Equivalents
                                Money Market Obligations                        $214,987              $214,987
                                                                                --------               -------

                              TOTAL CASH AND
                               CASH EQUIVALENTS                                 $214,987              $214,987
                                                                                 =======               =======

_________________________________
See accompanying auditor's report.
                                      -11-

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                               Purchase                Sales            Realized
Description                                                      Price               Proceeds          Gain/(Loss)
-----------                                                      -----               --------          -----------
Series of transactions in one issue
 First West Chester Corp.
  Shares purchased 8,467                                      $  252,740         $       -             $     -
  Shares sold 4,509                                               91,895            133,151              41,256
 Fidelity Advisor Growth Opp.
  Shares purchased 11328.756                                     374,570                 -                   -
 Fidelity Equity Income II
  Shares purchased 10082.569                                     228,058                 -                   -
 Money Market obligation
   $1.00/sh                                                      945,560                 -                   -
 Money Market obligations
   $1.00/sh                                                    1,022,909          1,022,909                  -






















_________________________________
See accompanying auditor's report.
                                      -12-

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                               Purchase               Sale                 Realized
Description                                                      Price              Proceeds             Gain/(Loss)
-----------                                                    --------             --------             -----------
Series of transactions in one issue
  Fidelity Advisor Growth Opp.
   Shares purchased 2112.475                                  $   60,725          $      -               $     -
  First West Chester Corp
   Shares purchased 4750                                         153,188                 -                     -
  Money market obligations
    $1.00/sh                                                     577,890                 -                     -
  Money market obligations
   $1.00/sh                                                      384,665            384,665                    -

























________________________________
See accompanying auditor's report.
                                      -13-

                                Index to Exhibits

Exhibits
--------
23.1              Consent of Ogorek & Graham          1996 and 1995 Reports

                                AUDITOR'S CONSENT


         We consent to the incorporation by reference in the registration statement of First West Chester Corporation on Form S-8 (File No. 333-15733) of our reports dated June 9, 1998 and June 11, 1997 on our audits of The First National Bank of West Chester Retirement Savings Plan as of December 31, 1997 and 1996, and for the years then ended, and as of December 31, 1996 and 1995, and for the years then ended, respectively, which reports are included in this annual report on Form 11-K.


                                                            OGOREK & GRAHAM
                                                     West Chester, Pennsylvania


Dated:   June 22, 1998                               By:/s/Ogorek & Graham
      ------------------                                -----------------------